SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                 REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
               RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                          FOR THE MONTH OF AUGUST 2000

                         (Commission File No. 001-14489)

                 TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                 --------------------------------------------
            (Exact name of registrant as specified in its charter)

                  TELE CENTRO OESTE CELLULAR HOLDING COMPANY
                  ------------------------------------------
                (Translation of registrant's name in English)

          SCS-QUADRA 2, BLOCO C, EDIFICIO ANEXO-TELEBRASILIA CELULAR
          ----------------------------------------------------------
                         -7 ANDAR, BRASILIA, D.F.
                         ------------------------
                        FEDERATIVE REPUBLIC OF BRAZIL
                        -----------------------------
                   (Address of Principal Executive Offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F X Form 40-F
                                     ---         ---

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.)

                                  Yes     No X
                                      ---   ---

                                                    TCOC3: R$ 7,95/1,000 shares
                                                                      TCOC4: R$
                                                              7,14/1,000 shares
                                      TRO: US$ 12 1/4/ADR (1 ADR = 3,000 shares)

    INVESTOR RELATIONS:
ARTHUR FONSECA  -  MAILTO:ARTHUR.FONSECA@TCO.NET.BR
FLAVIA MENEZES  -  MAILTO:FLAVIA.MENEZES@TCO.NET.BR                      WEBSITE
+55 61 313-7765                                  HYPERLINK HTTP://WWW.TCO.NET.BR


                            ANNOUNCES RESULTS FOR THE
                               FIRST HALF OF 2000

TCO EXPANDS     BRASILIA, 04 August 2000-Tele Centro Oeste Celular Participacoes
ITS NETWORK     S.A. (NYSE: TRO; IBOVESPA: TCOC3/TCOC4) announced today its
AND KEEPS       consolidated results relative to the first half of 2000. The
PROFITABILITY   consolidated results include the results of its subsidiaries
                Telebrasilia Celular S.A., Telegoias Celular S.A., Telemat
                Celular S.A., Telems Celular S.A., Teleron Celular S.A.,
                Teleacre Celular S.A. and Norte Brasil Telecom S.A., - NBT.
                During the first half the company obtained a consolidated net profit of R$ 41.86 million, and earnings before taxes, interest, depreciation and amortization (EBITDA) of R$ 163.22 million. The
                102% increase in the company's client base relative to the same period in the previous year provided accumulated gross operating revenues of R$ 518.23 million and accumulated net operating revenues of R$ 411.20 million, which represents a 51.3% increase compared to the first half of 1999.

TCO LAUNCHES    As of July 05, 2000, TCO clients can also use wireless Internet
WIRELESS        access. The new services use CSD technology - CIRCUIT SWITCHED
INTERNET ACCESS DATA-and WAP, the WIRELESS APPLICATION PROTOCOL. Basically the
                CSD systems allow data to be transmitted at 9,600 bits per second via notebook- and palmtop-type computers, as well as desktop machines. This service allows Internet navigation, email download and the use of other applications. The WAP services include simplified Internet access, which require cellular phones equipped with a micro-browser. Manufacturers claim that in early September they will launch WAP / TDMA personal cellular units. Initially these new services will be available in Brasilia, gradually to be extended to other regions where TCO maintains operations. While the cost of communication is still being calculated, it is expected to be equivalent to the standard voice-calls. In order to implement these services, TCO has installed equipment that transmits data within the wireless cellular system. Technical support is provided by infra-structure giants Nortel and Ericsson, and involve investments around R$ 15 million.

                              OPERATING PERFORMANCE

CLIENT BASE -   At the end of the first half of 2000, TCO reached the mark of
CONTINUOUS      1,224,707 subscribers. On a consolidated basis, this number
GROWTH          increased by 102% in the last 12 months, mainly as a result of the introduction of the pre-paid service in the end of the first half of 1999, and to the exceptional growth experienced by NBT's client base. Area 7 alone grew 80.5% compared to the same period of 1999.


                            ------------------------------------------------
                                                2ND Q      1ST Q     2ND Q
                            SERVICE ACCESS      2000       2000      1999
                            ------------------------------------------------

                            TOTAL TCO           1,224,707  1,021,36  606,412

                            TOTAL - AREA 7      1,094,766   939,176  606,412
                            Pre                   590,836   413,900   15,330
                            Post                  487,229   508,584  573,215
                            Rural                  16,701    16,692   17,867

                            TOTAL - AREA 8        129,941    82,193    -
                            Pre                    91,524    56,155    -
                            Post                   38,417    26,038    -
                            ------------------------------------------------


DIGITIZATION    The carrier operating Area 8 uses 100% digital TDMA technology.
                The carriers operating Area 7 use digital TDMA technology and analog AMPS, and together presented an access digitization rate of 83.4%. This level is 76.6% higher than the one obtained at the end of the first half of 2000.

NETWORK         The carriers operating Area 7 were using 573 of TCO's Radio Base
STRUCTURE       Stations in service at the end of the first half of 2000, the highest coverage in the region. In essence, Radio Base Stations connect the Mobile Stations to the Switching and Control Centers using Radio transceptors and antennas. Presently TCO owns 12
                Switching and Control Centers in Area 7. In Area 8, carrier NBT had 91 Radio Base Stations and 8 Switching and Control Centers at the end of the first half of 2000.

TRADE At the end of the first half of 2000, TCO owned 31 proprietary stores, 685 accredited representatives and 6,187 points of sale of pre-paid cards in Area 7. In addition to the traditional points of sale, lottery houses and Bradesco cash dispensers also supply cards to consumers, maintaining the required capilarity required to meet its clients needs. In Area 8, TCO's trade structure via NBT has 12 proprietary stores, 180 accredited representatives and 1,287 points of sale for pre-paid cards.

COMPETITION     TCO has been very successful both in Area 7 and in Area 8
                regarding the strategies employed not only to keep its good institutional image, but also to sustain the quality of the service it renders and to enlarge its market share. As a result of the differentials in service and its 100% digitization rate, allied to a transparent client relationship, TCO's market share went up from 77% in the two first quarters of 1999 to nearly 80%
                at the end of the first half of 2000 in Area 7, while in Area 8 the company has also been gaining participation in the market -
                NBT reached a market share of 22%.

EVOLUTION       Given the ongoing technological changes, TCO has been maturing strategies to guarantee the quality of the services it renders and the diversity demanded by the market. Therefore, besides operating in the voice segment, the Company has also started activities in the data transmission segment. It launched its first product in the data transmission segment back in the first quarter of this year, the "short-message" service. Only then were both the CSD (CIRCUIT SWITCHED DATA) and the WAP (WIRELESS
                APPLICATION PROTOCOL) launched.


                                    FINANCIAL PERFORMANCE

                                                           R$ Million
                         ------------------------------------------------
                                                1ST H  1ST H   VARIATION
                         CONSOLIDATED            2000   1999     (%)
                         ------------------------------------------------

                         Gross operating revenue  518.2   357.2   45.1
                         Net operating revenue    411.2   271.8   51.3
                         Operating profit         100.6    81.1   24.0
                         Period's net profit       41.9    48.6  -13.8
                         EBITDA                   163.2   118.0   38.3
                         Indebtedness *            39.7%   19.9%  99.5
                         ------------------------------------------------
                         * Indebtedness = (Outstanding liability +
                         Long-term liability) / Liability

OPERATING       The gross operating revenue in the first half of 2000 increased
REVENUES        45% compared to the same period in the previous year. This increase resulted mainly from the expansion of the client base, which in turn was a reaction to the introduction of the pre-paid service and to the participation of NBT's revenues in the consolidated results. Utilization revenues remained unaltered in spite of the expansion of the client base, due mainly to a reduction observed in the outgoing traffic, a consequence of the introduction of the pre-paid service. On the other hand, the volume of revenues obtained from interconnection climbed 66% against the same period in 1999, partly due to the increased
                TU-M rate to R$ 0.2283 in November of 1999. Retail of goods generated gross accumulated revenues near R$ 79.1 million in the half.

OPERATING       TCO's most expressive operating expenses are cost of merchandise
EXPENSES        sold, network usage, depreciation and reserves for doubtful payers. All of these items rose in the first half of 2000 due mainly to the expansion observed in the client base. The cost of merchandise sold in the half reached R$ 67.5 million.

EBITDA The EBITDA calculated for TCO in the first half of 1999 was 43.4% and for the first half of 2000 was 39.7%, which made evident the company's capacity to generate cash using its own operating assets. The EBITDA calculated for the first half of 2000 was R$ 163.2 million, 38.3% higher than the one calculated in the same period of the previous year.

DEPRECIATION    Depreciation and amortization expenses totaled R$ 54.4 million
AND             in the half. Depreciation is calculated using the linear method,
AMORTIZATION    considering the goods' useful lives. The pre-operating expenses of NBT incurred until December 31, 999, were deferred and will be amortized along a 10-year period.

AMORTIZATION    The amortization referring to the premium on the incorporation
OF THE PREMIUM  of Coverage Participacoes S.A. is included in the nonoperating
ON THE          results. The premium on the incorporation of Coverage,
INCORPORATION   established at R$ 322.7 million, is being amortized on a monthly
OF COVERAGE     basis, along a 5-year period counting from December, 1999.


BAD DEBTS       The bad debts/write-offs in the first half of 2000 totaled R$22 million, representing 5.4% of the net operating revenues. The reserves are formed to back those credits whose recovery is considered unlikely. The methodology involves providing for 100% of the credits which have been overdue for over 90 days. On those credits not yet billed, on the payable credits and on the credits overdue for over 90 days, the percentage ratio obtained from the historic series of the recorded write-offs is applied against the gross revenues of the previous 12 months.

INVESTMENTS     During the first half of 2000 TCO invested R$ 53.2 million in
                Area 7, mainly in projects associated with the expansion of its wireless cellular telephone network and in the modernization of the telecommunication services. In order to install technical equipment in Area 8, NBT invested R$ 38 million in the first half of 2000. The estimated amount to be invested in the year
                2000 is approximately R$ 200 million consolidated, among its own resources and financed capital to be used to expand the network and to modernize services. Of this total, a maximum of R$ 50 million shall be directed to NBT.


                                PERFORMANCES IN THE QUARTERS

                                                       R$ thousands
                       ------------------------------------------------------
                       CONSOLIDATED                 2ND Q    1ST Q  VARIATION
                                                    2000     2000      (%)
                       ------------------------------------------------------
                       Gross operating revenue      274,814  243,418   12,9
                       Net operating revenue        217,506  193,696   12,3
                       Operating profit              59,022   41,551   42,0
                       Period's net profit           25,770   16,089   60,2
                       EBITDA                        92,575   70,641   31,0
                       Depreciation and              27,734   26,617    4,2
                       amortization
                       Reserves for doubtful          9,214   12,791  -28,0
                       payers / write-offs
                       Financial revenues            19,668   13,654   44,0
                       Financial expenses           (25,489) (16,128)  36,7
                       ------------------------------------------------------


 ..............................................................................


                     ** FINANCIAL STATEMENTS TO FOLLOW **

                 TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                                 BALANCE SHEETS
                       June 30, 2000 and March 31, 1999
                             (In thousands of Reais)

                                             COMPANY            CONSOLIDATED
                                        -------------------------------------------
                                        30/06/00   31/03/00    30/06/00   31/03/00
                                        --------------------   --------------------
      ASSETS
                                        --------------------   --------------------
      CURRENT ASSETS                     305,508     151,466     776,147    585,366
                                        --------------------   --------------------
          Cash and cash equivalents           21          59       8,231      2,763
          Short-term investments         189,833      60,617     353,498    187,070
          Marketable securities           15,429       7,306     149,233    129,763
          Accounts receivable from             -           -     148,550    168,147
          services
          Inventories                          -           -      19,221     21,468
          Loans and financing                  -           -       2,754      3,797
          Deferred and recoverable        27,842      22,102      45,381     53,561
          taxes
          Interest on own capital         66,493      57,517           -          -
          receivable
          Other assets                     5,890       3,865      49,279     18,797

                                        --------------------   --------------------
      NONCURRENT ASSETS                    1,476       1,046       4,373      4,513
                                        --------------------   --------------------
          Deferred and recoverable             -           -         451        451
          taxes
          Loans with related parties       1,466         896           -          -
          Other assets                        10         150       3,922      4,062



                                        --------------------   --------------------
      PERMANENT ASSETS                  1,195,44  91,146,122   1,078,393  1,072,123
                                        --------------------   --------------------
          Investments                    907,359     841,839       3,716      3,716
          Property, plan and equipment     3,045       3,104     748,934    725,084
          Deferred assets                285,045     301,179     325,743    343,323

                                        --------------------   --------------------
      TOTAL
                                        1.502.433  1.298.634   1.858.913  1.662.002
                                        ====================   ====================

                 TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                                 BALANCE SHEETS
                       June 30, 2000 and March 31, 1999
                             (In thousands of Reais)


                                             COMPANY            CONSOLIDATED
                                        -------------------------------------------
                                        30/06/00   31/03/00    30/06/00   31/03/00
                                        --------------------   --------------------

      LIABILITIES AND SHAREHOLDERS'
      EQUITY
                                        --------------------   --------------------
      CURRENT LIABILITIES                 389,230    223,204     660,927    479,986
                                        --------------------   --------------------
          Personnel, social charges         1,847      1,440       7,313      6,911
          and benefits payable
          Suppliers                           794        764      86,533     90,662
          Indirect taxes                        -          -      56,314     40,126
          Income taxes                         10         10       3,743      8,120
          Income participation              5,651     35,356      18,211     46,377
          Loans and financing             378,152    185,581     461,295    264,655
          Concession area 8                     -          -      17,940     17,169
          Other obligations                 2,776         53       9,578      5,966


                                        --------------------   --------------------
      NONCURRENT LIABILITIES               56,725     44,722      70,727     65,070
                                        --------------------   --------------------
          Provision for contingencies       3,631      2,014       7,976      6,619
          Suppliers                             -          -         558        558
          Income taxes                          -          -         241        241
          Loans with related parties       21,769     12,273           -          -
          Loans and financing              31,325     30,435      44,012     40,483
          Concession area 8                     -          -      17,940     17,169

      PARTICIPATION OF MINORITY                 -          -      70,665     86,123
      SHAREHOLDERS

                                        --------------------   --------------------
      SHAREHOLDERS' EQUITY              1,056,352  1,030,582   1,056,353  1,030,582
                                        --------------------   --------------------
          Capital                         303,100    303,100     303,100    303,100
          Capital reserve                 322,742    322,742     322,743    322,742
          Income reserve                  125,455    125,455     125,455    125,455
          Accumulated earnings            305,055    279,285     305,055    279,285

      CAPITALIZABLE FUNDS                     126        126         241        241

                                        --------------------   --------------------
      TOTAL                             1,502,433  1,298,634   1,858,913  1,662,002
                                        ====================   ====================

                 TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                                 BALANCE SHEETS
                       June 30, 2000 and March 31, 1999
                             (In thousands of Reais)


                                          COMPANY               CONSOLIDATED
                                   ----------------------  ---------------------
                                    30/06/00   30/06/99     30/06/00   30/06/99
                                   ----------------------  ---------------------

GROSS OPERATING REVENUE                     -          -     518,232     357,185
GROSS REVENUE DEDUCTIONS                    -          -   (107,030)    (85,371)
                                   ----------------------  ---------------------
NET OPERATING REVENUE                       -          -     411,202     271,814
COST OF SERVICES RENDERED                   -          -   (203,384)   (114,199)
                                   ----------------------  ---------------------
GROSS INCOME                                -          -     207,818     157,615

OPERATING INCOME (EXPENSES)            80,264     49,007    (98,952)    (81,303)
Commercialization of services               -          -    (59,763)    (55,255)
General and administrative           (14,068)    (6,259)    (37,500)    (25,940)
expenses
Equity pick-up                         96,512     55,058           -           -
Other operating income expenses       (2,180)        208     (1,689)       (108)
net
                                   ---------------------- ----------------------

OPERATING INCOME BEFORE FINANCIAL      80,264     49,007     108,866      76,312
REVENUES (EXPENSES)
 Financial result, net               (14,565)        362     (8,295)       4,792
                                   ----------------------  ---------------------

OPERATING INCOME                       65,699     49,369     100,571      81,104

NONOPERATING INCOME (EXPENSES),      (32,423)        (1)    (25,539)     (5,804)
NET
                                   ----------------------  ---------------------

INCOME BEFORE TAXATION AND             33,276     49,368      75,032      75,300
PARTICIPATION

Income tax and social                   8,821      (617)    (26,125)    (26,445)
contribution tax on income
Employees's participation               (238)      (183)       (884)       (738)
Participation of the minority               -          -     (9,530)     (8,865)
shareholders
                                   ----------------------  ---------------------

NET INCOME BEFORE REVERSAL OF          41,859     48,568      38,493      39,252
INTEREST ON OWN CAPITAL
                                   ----------------------  ---------------------



                                          COMPANY               CONSOLIDATED
                                  ------------------------  ---------------------
                                    30/06/00   30/06/99     30/06/00    30/06/99
                                  ------------------------  ---------------------

Reversal of interest on own                 -            -      3,366       9,316
capital
                                  ------------------------  ---------------------

NET INCOME FOR THE YEAR/PERIOD         41,859       48,568     41,859      48,568
                                  ========================  =====================

SHARES IN CIRCULATION ON THE
BALANCE SHEET DATE (THOUSANDS)    364,399,028  334,399,028
NET INCOME PER LOT OF THOUSAND         0.1149       0.1452
SHARES (R$)

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    Tele Centro Oeste Cellular Holding Company



Date: May 5, 2000              By:    /S/ MARIO CESAR PEREIRA DE ARAUJO
                                   ------------------------------------
                                   Name:  Mario Cesar Pereira de Araujo
                                   Title: President